22 August 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 92,200 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1448.1934 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 87,358,259 ordinary shares in treasury, and has 1,090,248,849 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 23,478,479 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 82,100 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.7397 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 78,265,894 ordinary shares in treasury, and has 971,253,961 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 21,152,500 shares.